SECUR 12011198 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington DC
123

SEC FILE NUMBER
8-66095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Everence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen (City) Indiana (State) 46528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D. Lyle 574.533.9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

200 East Main Street, Suite 700 (Address) Fort Wayne (City) Indiana (State) 46802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kerri D. Lyle, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Everence Securities, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kerri D. Lyle
Signature

Secretary/Treasurer
Title

KIMBERLY S MILLER
Notary Public State of Indiana
Elkhart County
Commission # 614547
My Commission Expires
December 22, 2017

Kimberly S Miller
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page.
(xx) (b) Statement of Financial Condition.
(xx) (c) Statement of Income (Loss).
(xx) (d) Statement of Cash Flows.
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors.
(xx) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(xx) (l) An Oath or Affirmation.
(xx) (m) A copy of the SIPC Supplemental Report.
(xx) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"Confidential"

Everence Securities, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statement

December 31, 2011

BKD LLP
CPAs & Advisors

Everence Securities, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statement

December 31, 2011

BKD LLP
CPAs & Advisors

Everence Securities, Inc.
December 31, 2011

Contents

BKD LLP
CPAs & Advisors

200 E. Main Street, Suite 700
Fort Wayne, IN 46802-1900
260.460.4000 Fax 260.426.2235 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Everence Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of Everence Securities, Inc. (Company), a wholly owned subsidiary of Everence Holdings, Inc., as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Everence Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 11, 2012

Everence Securities, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	50,700
Accounts receivable		14,212
Accounts receivable from affiliates		23,491
Prepaid expenses		305
Total assets	$	88,708

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	1,310
Accounts payable to affiliates		2,909
Total liabilities		4,219
Stockholder's Equity		
Common stock, no par value 100,000 shares authorized, 150 shares issued and outstanding		150,000
Additional paid-in capital		125,000
Accumulated deficit		(190,511)
Total stockholder's equity		84,489
Total liabilities and stockholder's equity	$	88,708

Everence Securities, Inc.

Notes to Financial Statement
December 31, 2011

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Everence Securities, Inc. (Company), a wholly owned subsidiary of Everence Holdings, Inc. (EHLD), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. and load retention fees from Praxis Mutual Funds. Commission revenue related to gross dealer concessions represents approximately 90% of the Company's total revenue in 2011, 100% of which is from ProEquities, Inc. (an unrelated broker dealer). Revenue related to load retention represents approximately 10% of the Company's total revenue in 2011. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. At December 31, 2011, the Company's cash accounts are noninterest-bearing and, therefore, are fully insured.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with EHLD. The Company pays to EHLD, or is reimbursed by EHLD, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2008.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by Everence Services, LLC (ESVC) who provides administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent is based on space usage.

The Company has an agreement with MMA Distribution (MMAD) and Everence Capital Management (ECAP), affiliates, whereby MMAD and ECAP provide distribution and sales services for licensed registered representatives for the purposes of selling securities offered through ProEquities, Inc.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $57,822 which exceeded the minimum required amount by $52,822, and the Company's ratio of aggregate indebtedness to net capital was .073 to 1.

Note 4: Economic and Market Conditions

The economic and market climate continues to present broker/dealers with various challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Economic, financial and various market risks could adversely affect the Company's results of operations in future periods. Potential fluctuations and instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of financial, market and regulation risks, the values of assets and liabilities recorded in the financial statements could change rapidly, which could negatively impact the Company's ability to maintain capital levels and sufficient liquidity.